UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. information for Annual General Meeting to be held on Thursday, June 10, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  May 12, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street, Vancouver, British Columbia V6A 1B6

NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and extraordinary meeting of the members of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 10, 2004 in the Centre for Dialogue Room at Simon Fraser University, 580 West Hastings Street, Vancouver, British Columbia, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the 15-month financial year ended December 31, 2003.

2.

To fix the number of directors as six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To pass a special resolution to remove the application of the Pre-existing Company Provisions under the new Business Corporations Act (British Columbia).

7.

To pass a special resolution to eliminate the maximum number of common shares that the Company is authorized to issue as permitted under the new Business Corporations Act (British Columbia).

8.

To pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company, including the special rights and restrictions contained therein, to reflect the new Business Corporations Act (British Columbia).

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice. If you are unable to attend the meeting in person, please complete the enclosed form of proxy as indicated and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 5th day of May, 2004.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall, Chief Financial Officer
and Corporate Secretary

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. It is important that your shares be represented and that your wishes be made known. If you cannot be present to vote in person, please complete the enclosed proxy form as indicated and return it to the office of the Registrar and Transfer Agent set out in the proxy form. To be effective, the proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company, as set out in the form of proxy, 48 hours before the meeting.

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street
Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at May 5, 2004, except as indicated)

The annual general and extraordinary meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on June 10, 2004 in the Centre for Dialogue Room at Simon Fraser University, 580 West Hastings Street, Vancouver, British Columbia, together with any adjournment of that meeting (the “Meeting”).  Any shareholder of the Company (a “Shareholder”) holding Common shares of the Company as at May 5, 2004 will be entitled to vote at the Meeting.

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event not material to the Company, will be borne by the Company.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia  V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy is supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders name in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this information circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

All share references in this Information Circular take into account a two-for-one stock split which occurred on March 17, 2003 and a two-for-one stock split which occurred on February 3, 2004.

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of May 5, 2004, there were 83,603,241 Common shares issued and outstanding.  No Class I Preference Shares and no other Common shares of the Company are issued and outstanding.  As at May 5, 2004, the directors and officers of the Company and its subsidiaries as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,048,036 Common shares, representing 1.25% of all issued and outstanding Common shares of the Company.

Holders of Common shares as at May 5, 2004 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preference shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, based solely upon information publicly filed on March 24, 2004, the following persons own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company:

Name of Person(s)	Number and Percentage of Shares
Fidelity Management & Research Company, Fidelity Management Trust Company, Fidelity International Limited and certain other relevant affiliates and associates (collectively, “Fidelity”)	10,907,240 common shares or 13.11% of outstanding common shares as of March 24, 2004

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation and occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)
William L. Hunter, MD, MSc. Vancouver, B.C. President, Chief Executive Officer and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech	Since 1992	350,756
David T. Howard North Vancouver, B.C. Chairperson of the Board, Director	Aug/03 to present – Chairperson, SCOLR, Inc; Sept/02 to present – Chairperson, Angiotech; May/00 to Aug/03 – President & CEO, SCOLR, Inc.; July/97 to May/00– President & Chief Operating Officer, Novopharm International; July/97 to May/00 - President, Novopharm USA Inc.	Since 2000	600
Hartley T. Richardson Winnipeg, Manitoba Director	1998 to present – President & CEO, James Richardson & Sons, Limited	Since 2002	140,000
Edward M. Brown, MBA San Francisco, CA

2000 to May 2004 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston;

1998 to 2000 – Managing Director, Health Care Investment Banking, Donaldson, Lufkin & Jenrette Securities Corp.

		N/A	Nil
Arthur H. Willms Vancouver, B.C.	1999 to Present – Board Member, Westcoast Energy Inc., 1992 to 1999 – President and Chief Operating Officer, Westcoast Energy Inc.	N/A	500
Glen D. Nelson, MD Long Lake, Minnesota	2002 to Present – Chairman , GDN Holdings, LLC; 1988 to 2002 – Vice Chairman, Medtronic, Inc.	N/A	Nil

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 5, 2004, based upon information furnished to the Company by individual nominees.

Executive Officers and Directors

The following are brief biographies of the Company’s nominees.

William L. Hunter, MD, MSc., President & Chief Executive Officer, Director.  Dr. Hunter is a founder of the Company, has been CEO since 1997, and has been a member of the scientific and management teams since its inception. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc., NeuroMed Technologies Inc., The Michael Smith Foundation for Health Research and as an advisory board member for the Biotechnology MBA Program at the University of Western Ontario’s Ivey School of Business. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc and MD from the University of British Columbia in 1989 and 1992, respectively.

David T. Howard, Chairperson of the Board, Director.  David Howard joined the Board of Directors in March 2000 and became Chairperson of the Board of Directors in September 2002. Mr. Howard is Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, Washington and is a director at Delex Therapeutics, Inc. in Mississauga, Ontario. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002. Mr. Richardson is the seventh family president of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Manitoba. James Richardson & Sons Ltd. is a diversified company that through its subsidiary James Richardson International, manages the largest privately owned network of grain facilities in Canada and operates Canbra Foods, Canada’s largest fully-integrated canola processing company. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Railpower Technologies, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Edward M. Brown, MBA.  Edward (Ned) Brown was the Managing Director, Health Care Investment Banking for Credit Suisse First Boston until his retirement from that firm in May 2004. Prior to his position with Credit Suisse First Boston, he also held Managing Director, Health Care Investment Banking positions at Donaldson, Lufkin & Jenrette Securities Corp. and Cowen & Company. Since 1990, Mr. Brown has executed over 100 advisory and capital raising transactions for health care companies in all segments of the industry including life sciences, health care services/providers and health care information technology companies.  He is the managing partner of Credit Suisse First Boston’s west coast health care practice and is one of the partners responsible for planning and executing the firm’s global life sciences business. Mr. Brown received an MBA degree from Anderson Graduate School of Management.

Arthur H. Willms, MA.  Arthur Willms currently serves on the boards of several private companies including Westcoast Energy Inc.; Union Gas Ltd., Chairman 1998 to 2003; Pacific Northern Gas Ltd. Chairman 1999 to 2002; PeBen Oilfield Services Ltd.; BC Lotteries Corporation; and Accenture Business Services, Chair of the Advisory Board. From 1971 to 1999, Mr. Willms held various positions at Westcoast Energy Inc., culminating in President and Chief Operating Officer from 1992 to 1999.  Mr. Willms received his MA degree in Economics from the University of Calgary.

Glen D. Nelson, MD.  Glen Nelson is the Chairman of GDN Holdings, LLC (Aviation Health Services and Medical Devices).  Prior to GDN Holdings, Dr. Nelson was Vice Chairman of Medtronic, Inc., from 1988 until his retirement in 2002 and he served on the Medtronic Board of Directors from 1980 to 2002.  Dr. Nelson was Chairman, President and Chief Executive Officer of Park Nicollet Medical Center from 1975 to 1986 and practiced surgery throughout this period.  He received a bachelor of arts degree from Harvard College and a Doctor of Medicine degree from the University of Minnesota.  Dr. Nelson currently serves on the following Boards, committees, etc.: Advanced BioSurfaces, Inc., Director; Cardiovascular Systems, Inc., Director; Carlson Companies, Incorporated, Director; Carlson Holdings, Inc., Director; Carlson School of Management, Overseer; DexCom Inc., Director; Harvard University, Dean’s Council; Itamar, Inc., Director; Jackson Hole Group, Member; Johns Hopkins Medicine Board of Visitors; LifeLinkMD, Director; Minnesota Citizens Forum on Health Care Costs, Leadership Panel Member; Minnesota Public Radio, Trustee; MinuteClinic, Director and Chairman; The Perth Corporation, Director; The St. Paul Companies, Inc. Director; Regent Aviation, Director and Chairman; Stanford Radiology Medical Imaging Advisory Board, Member; Transneuronix, Inc., Director; and the University of Minnesota, Emeritus Clinical Professor of Surgery.

Committees of the Board of Directors

The Company has an audit committee, a compensation committee, and a governance and nominating committee.  Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	Kenneth Galbraith (Chairperson), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chairperson), Kenneth Galbraith and John McDermott
Governance and Nominating Committee	John McDermott (Chairperson), David Howard and Hartley Richardson

If Mr. Edward Brown, Mr. Arthur Willms and Mr. Glen Nelson are elected as directors at the Meeting, the following will be the members of the committees immediately after the Meeting:

Committee	Committee Members
Audit Committee	Arthur Willms (Chairperson), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chairperson), Arthur Willms and Edward Brown
Governance and Nominating Committee	Edward Brown (Chairperson), David Howard, Hartley Richardson and Glen Nelson

CORPORATE GOVERNANCE

The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company.  The system of corporate governance should reflect the Company’s particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. Since the Company is listed on the TSX and NASDAQ, the Company is also required to comply with the corporate governance rules and guidelines of both the TSX and NASDAQ, as well as the rules of both Canadian and U.S. securities regulators.

The Toronto Stock Exchange (the “TSX”) requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars.  This disclosure must be made with reference to the TSX effective corporate governance guidelines (the “TSX Guidelines”). The Company’s Board of Directors has reviewed the TSX Guidelines and the Company’s own corporate governance practices. The Company’s policies are compared to the TSX Guidelines in Schedule “A” to this Circular, which indicates and explains the Company’s corporate governance system and its adherence to the TSX Guidelines.

NASDAQ has recently introduced new corporate governance requirements, many of which are not applicable to the Company until July 31, 2005. However, the Company is evaluating and reviewing those requirements to ensure that the Company meets the best practices of NASDAQ. The Company has adopted a Code of Ethics and Conduct that applies to all of its directors and officers which is required under the new NASDAQ rules.  The Company is in the process and will complete by the end of its current fiscal year, adoption of a Code of Ethics and Conduct for all employees and consultants.

In early 2004, many of the Canadian securities regulators also adopted new rules governing Audit Committees which come into force at the Company’s first annual general meeting after July 1, 2004.

In addition, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) introduced extensive corporate governance and disclosure reforms in the United States. These also apply to the Company as its securities are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and are listed on a United States stock exchange.

The Company’s corporate governance policies and practices are compared to the NASDAQ rules and the Sarbanes-Oxley rules in Schedule “B” to this Circular.

Based on its review of these corporate governance requirements, the Company believes that it complies with all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Company in the future.

Independence of Board of Directors

Each of the TSX Guidelines, the NASDAQ rules and the Sarbanes-Oxley requirements contain provisions respecting the independence of the boards of directors of companies. Under the TSX Guidelines, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interests of the Company, other than interests that arise as a result of shareholdings. The TSX Guidelines also make a distinction between inside directors (directors who are also members of management) and outside directors. If the nominees for election as directors are approved at the Meeting, five out of six of the Company’s directors would be considered unrelated under the TSX Guidelines.

The TSX Guidelines also recommend that if a Company has a significant shareholder, the board of directors of the Company should also include a majority of directors who do not have interests in, or relationships with, either the Company or the significant shareholder. The TSE Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the Board of Directors.  At present, the Company is not aware of any significant shareholder.

Under both the Sarbanes-Oxley and NASDAQ rules, an independent director is determined based upon certain criteria which evaluate whether the director has a relationship with the company that would interfere with the exercise of the directors independent business judgment. These rules will become applicable to the Company July 31, 2005. At present, if the nominees for election as directors are approved at the Meeting, five out of six of the Company’s directors would be considered independent under these rules.

AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors.  Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls.  In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee discussed with the Company’s independent auditors the overall scope and plans for their audit.  The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held five meetings during the fifteen month period ended December 31, 2003. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements be included in the Annual Report for the fifteen month period ended December 31, 2003 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended, subject to Shareholder approval, the selection of the Company’s independent auditor for the upcoming financial year.

Report Submitted by the Audit Committee

(Signed) Kenneth Galbraith, Chairperson	(Signed) David Howard	(Signed) Hartley Richardson

CHANGE IN FINANCIAL YEAR END

The Company changed its financial year end from September 30 to December 31, effective as of December 31, 2003. All current period compensation amounts have been reported for the fifteen month period ended December 31, 2003.  Comparative information for 2002 and 2001 is based on twelve month periods ended September 30.

EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation (“the Rules”) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as at December 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Summary Compensation Table

Summary Compensation Table for the fifteen month period ended December 31, 2003, and the twelve month periods ended September 30, 2002 and 2001

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year(1)	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation (5)
William L. Hunter, MD President, Chief Executive Officer and Director	2003(1) 2002 2001	$856,540 $644,232 $557,164	$409,152 $184,616 $200,000	Nil Nil Nil	400,000 400,000 600,000	Nil Nil Nil	Nil Nil Nil	$150,398 $77,682 $56,741
David McMasters, ESQ(2) Senior Vice President, Legal & General Counsel	2003(1) 2002 2001	$652,415 $539,717 $406,264	$170,225 $126,750 Nil	Nil Nil Nil	120,000 120,000 700,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeanne Bertonis, MBA(2) Chief Business Officer	2003(1) 2002 2001	$421,850 $308,224 $234,610	$147,496 $43,338 $39,263	Nil Nil Nil	120,000 80,000 70,000	Nil Nil Nil	Nil Nil Nil	$4,500 $6,060 Nil
David M. Hall, BA, BComm Chief Financial Officer	2003(1) 2002 2001	$356,742 $227,833 $203,775	$103,640 $50,000 $45,000	Nil Nil Nil	120,000 120,000 120,000	Nil Nil Nil	Nil Nil Nil	$2,500 $3,385 $1,375
George, Y. Daniloff, MD, PhD(2) Senior Vice President, Research & Development & General Manager Cohesion Technologies, Inc.	2003(1) (3) 2002 2001	$308,322 Nil Nil	$84,088 Nil Nil	Nil Nil Nil	300,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

The Company changed its financial year end from September 30 to December 31 effective December 31, 2003. “Annual Compensation” amounts for 2003 cover the fifteen months ended December 31, 2003. Comparative information for 2002 and 2001 is for each of the twelve months ended September 30, 2002 and September 30, 2001.

(2)

Amounts paid to each of Mr. McMasters, Ms. Bertonis and Mr. Daniloff were paid in U.S. dollars and, for the purposes of this table, converted to Canadian dollars using the exchanges rates of 1.40 for the twelve month period ending December 31, 2003, 1.57 for the three month period October 1, 2002 to December 31, 2002, 1.57 for fiscal 2002, and 1.579 for fiscal 2001.

(3)

Mr. Daniloff  commenced employment on January 31, 2003 upon the acquisition of Cohesion Technologies, Inc.

(4)

Options granted to Mr. Daniloff during the fifteen month period ended December 31, 2003 consist of 223,128 awarded out of the Angiotech stock option plan and 76,872 awarded out of the Cohesion stock option plans.

(5)

These amounts represent automobile lease, executive tax services, executive legal services and non-business travel.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the Named Executive Officers during the fifteen month period ended December 31, 2003, other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Fifteen Month Period Ended December 31, 2003

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company’s stock option plans or otherwise during the fifteen month period ended December 31, 2003 to each of the Named Executive Officers.  See disclosure regarding the Company’s stock option plans under “Executive Compensation - Report on Executive Compensation - Stock Options”.

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date(s)
William L. Hunter	400,000	22.1%	$13.47	$13.47	December 17, 2012
David McMasters	120,000	6.6%	$13.47	$13.47	December 17, 2012
Jeanne Bertonis	120,000	6.6%	$13.47	$13.47	December 17, 2012
David M. Hall	120,000	6.6%	$13.47	$13.47	December 17, 2012
George Daniloff	138,156 67,372 19,500 7,500 9,500 57,972	7.6% 1.1% 0.4% 3.2% 3.7% 0.5%	$14.09 $14.12 $16.97 $19.65 $20.77 $30.71	$14.09 $14.12 $16.97 $19.65 $20.77 $30.71	March 5, 2013 March 5, 2013 April 30, 2013 June 2, 2013 June 2, 2013 August 3, 2013

Aggregated Options/SAR Exercises During the Fifteen Month Period Ended December 31, 2003
and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the fifteen month period ended December 31, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (CDN $)	Unexercised Options/SAR’s at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($) Exercisable/ Unexercisable (1)
William L. Hunter	604,228 Common Shares	$8,927,100	1,447,916 / 652,084	24,515,115 / 8,853,285
David McMasters	0 Common Shares	Nil	649,167 / 290,833	7,840,336 / 3,691,944
Jeanne Bertonis	40,000 Common Shares	$759,530	624,167 / 205,833	10,758,247 / 3,149,113
David M. Hall	0 Common Shares	Nil	553,000 / 175,000	12,337,482 / 2,352,850
George Daniloff	39,134 Common Shares	$256,542	54,153 / 241,805	853,778 / 3,460,685

Notes:

(1)

As at December 31, 2003, the closing price of the Company’s Common shares was $29.75 CDN on the TSX and $22.94 US on the NASDAQ.

Stock Option Plan Disclosure

Angiotech Stock Option Plans

As of May 5, 2004, the Company has outstanding stock options to purchase 8,921,328 Common shares.  These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company.  The options have been granted pursuant to: (a) the Company’s current stock option plan (the “2004 Stock Option Plan”) adopted by Shareholders at the January 20, 2004 special meeting (9,960,270 common shares), which incorporated all shares granted under the Company’s previous stock option plan (the “ Previous Stock Option Plan”) established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001, (b) the Company’s original stock option plan (the “Original Stock Option Plan”) established July 2, 1996 and superceded by the Previous Stock Option Plan (Nil Common shares) and (c) directors’ resolutions dated February 1, 1996 (114,000 Common shares).

The Original Stock Option Plan provided that the Board of Directors could from time to time grant options, to a maximum for any one person of 5% percent of the total issued and outstanding Common shares.  The Board of Directors could grant options to any person who was an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial or scientific consulting or like services for the Company or any of its subsidiaries.  The exercise price of options granted under the Original Stock Option Plan was determined by the directors as the Company was not public at that time.  The term of any option granted did not exceed the maximum statutorily permitted time period.  Except as otherwise provided in the Original Stock Option Plan, the options are cumulatively exercisable in installments over the option period at a rate to be fixed by the Board of Directors.  The Company did not provide financial assistance to any optionee in connection with the exercise of options under the Original Stock Option Plan.

The Original Stock Option Plan was replaced by the Previous Stock Option Plan in 1997.  The Previous Stock Option Plan was adopted at the time of the Company’s initial public offering and complied with the requirements of the TSX. The Previous Stock Option Plan provided for the issuance of non-transferable options to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option was fixed by the Board of Directors and was not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Each option granted under the Previous Stock Option Plan expires on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than ten years from the date it was granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv) 30 days after the optionee being terminated, or receiving notice of termination, other than for cause; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. The options granted under the Previous Stock Option Plan vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The 2004 Stock Option Plan, which superceded the Previous Stock Option Plan and incorporated all the options granted under the Previous Stock Option Plan, was established at an extraordinary meeting held on January 20, 2004 and complies with the requirements of the TSX. The 2004 Stock Option Plan provides for the issuance of non-transferable options to purchase up to 9,960,270 Common shares to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option is fixed by the Board of Directors and is not less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  Each option will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than five years from the date it is granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv)  30 days after the optionee being terminated, or receiving notice of termination, other than for cause, subject to an allowance for any Blackout Period that may occur in that 30 day period; and (v) immediately upon the optionee being terminated, or receiving notice of termination, for cause. A Blackout Period is a period of time where no employee, officer or director may trade because they are deemed to be in possession of confidential information.

The options granted under the 2004 Stock Option Plan may vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The Board of Directors is entitled to suspend, terminate or discontinue the 2004 Stock Option Plan or amend or revise the terms of the 2004 Stock Option Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Finally, the 2004 Stock Option Plan provides for automatic grants of options to the Company’s independent directors upon their first election to the Board of Directors, and then semi-annually thereafter at the time of the annual general meeting and December 1.

During the 15-month period ended December 31, 2003, stock options to acquire 1,656,256 of the Company’s common shares were awarded to 20 employees, officers and directors of the Company.

Cohesion Stock Option Plans

On January 31, 2003 the Company acquired, by way of a merger, all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. (“Cohesion”). At the time of the acquisition, Cohesion had three options plans under which it had granted options to Cohesion insiders to purchase Cohesion shares. As part of the acquisition agreement between the Company and Cohesion, all Cohesion options automatically upon exercise are converted into a proportionate number of the Company’s common shares. At the time of the acquisition, the three option agreements permitted the acquisition of up to 2,600,000 Cohesion shares. Based upon the conversion ratios in the acquisition agreement, the maximum number of the Company’s common shares that could be issued under the Cohesion option plans is 1,275,360. No further Company shares can be issued pursuant to the Cohesion option plans.

The Cohesion options are all non-transferable and were granted to employees, officers and directors of Cohesion, and persons providing ongoing management and consulting services to Cohesion. Under all three Cohesion option plans, each option will expire on the earlier of (i) ten years from the date it is granted; (ii) six (6) months after the optionee dies or is disabled; and (iii) three (3) months after the optionee’s employment is terminated, regardless of the reasons. Cohesion options to purchase 219,054 of the Company’s common shares were outstanding as of May 5, 2004.

During the 15-month period ended December 31, 2003, stock options to acquire 153,744 of the Company’s common shares were awarded to two Cohesion employees, officers and directors out of the Cohesion stock option plans.

Shareholder Rights Plan

On March 5, 2002, the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold the right to acquire the Common shares at a discount. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan is valid until the first Shareholders meeting held after March 5, 2005.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Compensation Committee of the Board of Directors (the “Compensation Committee”) reviews each employment agreement with its Named Executive Officers as required or deemed necessary.  The Compensation Committee has completed its annual review of its Named Executive Officers’ compensation.  Base salary increases ranging between 4.6% and 10.0% were awarded to the Named Executive Officers.  In addition, bonuses totaling $914,600 were granted to the Named Executives Officers.  The Named Executives were also granted 1,060,000 stock options throughout the fifteen month period ended December 31, 2003 at various exercise prices and pursuant to the Company’s Previous Stock Option Plan and the Cohesion Option Plans.  All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, such executive officers will receive a severance payment equal to twelve or twenty-four months’salary.

Compensation Committee

The Compensation Committee consists of three members - David Howard (Chairperson), Kenneth Galbraith and John McDermott.  All of the members of the Compensation Committee are independent of management (See “Executive Officers and Directors” for a description of the relationship each member has to the Company).  None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee.  The Compensation Committee met three times formally and had several other discussions during the fifteen month period ended December 31, 2003.  The Company’s executive compensation program consists of a base salary, the opportunity to earn an annual bonus and a longer term component consisting of stock options.

The Compensation Committee sets out to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and profitability of the Company.  The Compensation Committee adopts the use of varied compensation plans to optimize the role of the executive compensation program in providing incentives for the achievement of balancing the Company’s short and long term objectives.

The Compensation Committee positions its executive compensation (including salaries and bonus awards) at or above the median of the range of compensation levels for comparative companies.  The comparative companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

External surveys by experts in executive compensation practices are used to provide competitive compensation data for comparable knowledge, skills and expertise.  Variables such as corporate size, geographical location and market demand for certain skills all have an influence on compensation levels and are analyzed and considered when setting compensation.

The salary structure, including bonuses, reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

Base Salary

The Compensation Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants.  The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year) will also affect base salary.

The Chairperson of the Compensation Committee, with the assistance of human resources, prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chairperson of the Board of Directors and Chief Executive Officer and to other executive officers. The Compensation Committee’s recommendations for base salaries for the executive officers, including the Chairperson of the Board of Directors and Chief Executive Officer, are then submitted for approval by the Board of Directors of the Company.

Annual Bonus

Annual bonus awards were introduced to provide incentives for and to reward performance and behaviors that lead to the realization of corporate and individual objectives. Performance assessments evaluate corporate and individual objectives and behaviors such as the promotion of teamwork and the development of individuals to maximize their achievements.

Stock Options

Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to impact corporate and business performance.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer (“CEO”) consists of an annual base salary, annual bonus, other compensation and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO’s experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

Report Submitted by the Compensation Committee

(Signed) David Howard, Chairperson	(Signed) Kenneth Galbraith	(Signed) John McDermott

Compensation of Directors

For the fifteen month period ended December 31, 2003, each director who was not an employee (“a non-employee director”) was paid in quarterly instalments in arrears as follows:

Chairman of the Board retainer

CDN $40,000 per annum

Board member retainer

CDN $25,000 per annum

Committee Chairman retainer

CDN $  3,000 per annum

Board and Committee attendance fee

CDN $  1,250 per meeting

Upon initially being elected or appointed to the Board of Directors, and on each subsequent annual re-election to the Board of Directors, each non-employee director is eligible to be granted an option, at the Board of Directors’ discretion, to purchase up to 10,000 Common shares pursuant to the Company’s Stock Option Plan.

For the fifteen month period December 31, 2003, the non-executive directors of the Company were paid $243,750 for their service on the Board of Directors.  Non-executive directors of the Company were not issued any stock options during the fifteen month period ended December 31, 2003.

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$25 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the fifteen month period ended December 31, 2003, the amount of premiums expensed in respect of such insurance was CDN $1.2 million.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of $0.5 million on the life of William L. Hunter. The Company pays the current annual premium for this policy of $533.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on September 30, 1999 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997. The Company changed its financial year end to December 31 effective December 31, 2003.

[graph]

The following numerical values were used to generate the Share Price Performance Graph.

	Sept. 30/99	Sept. 30/00	Sept. 30/01	Sept. 30/02	Dec. 31/03
Company’s Total Return	100	538	610	565	1,053
S&P/TSX	100	149	98	89	118

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP served as independent auditors for the Company for the fifteen month period ended December 31, 2003.  Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that Ernst & Young LLP continue in this capacity for the current fiscal year.  Ernst & Young LLP were first appointed as independent auditors of the Company on June 2, 1995.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for Angiotech and its subsidiaries for the fifteen month period ended December 31, 2003 are as follows:

1.

Audit Fees (excluding other audit related services) - For audit of the Company’s annual consolidated financial statements, quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements, audit fees were $581,517.

2.

Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company’s financial statements or generates information that is significant to the financial statements taken as a whole.

3.

All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered, excluding the audit of the Company’s annual consolidated financial statements, were as follows:

Audit related services (1)	$ 193,294
Corporate tax related services	1,483,175
Other non-audit fees	0
$ 1,676,469

(1)

Audit related services includes fees for reviewing documents related to an independent third party financial system implementation, business acquisitions and due diligence.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.  If the resolution is not adopted, the Board of Directors will consider the selection of another public accounting firm for the current fiscal year.

The Company has been advised that a representative of Ernst & Young LLP will attend the Annual General Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADOPTION OF NEW ARTICLES

On March 29, 2004, British Columbia adopted the new Business Corporations Act to replace the existing Company Act. There are a number of differences between the Business Corporations Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions and to provide shareholders greater choice of effective governance structures. To take full advantage of the legislative opportunities offered by the new Business Corporations Act, management and the Board of Directors have reviewed the current articles of the Company and the new Business Corporations Act to determine what changes, if any, can provide a benefit to the Company and its shareholders. As a result of that review, management and the Board of Directors believe that it would be in the best interests of the Company to do the following:

-

remove pre-existing company provisions that apply to the Company that relate to restrictions contained in the Company Act and that are no longer required under the new Business Corporations Act;

-

alter its authorized capital structure to take advantage of the new Business Corporations Act; and

-

adopt a new set of articles (the “New Articles”) to replace its current articles (the “Existing Articles”)

Under the new Business Corporations Act, every company incorporated under the Company Act must complete a mandatory transition rollover under the new Business Corporations Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004. The only information contained in the Notice of Articles is the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company. Although this deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the new Business Corporations Act until it has completed the mandatory transition rollover. Under the new Business Corporations Act, the directors of the Company are permitted to approve and complete the mandatory transition rollover, and as a result, the Company anticipates completing this mandatory transition shortly after the mailing of this Circular.

Removal of Pre-existing Company Provisions

As a pre-existing company under the old Company Act, the Company is subject to provisions contained in the new Business Corporations Act called the “Pre-Existing Company Provisions” or “PCPs”. Under the new Business Corporations Act, the Company has the option of no longer being subject to these PCPs, if shareholders approve this change. Given the Company’s status as a public company and the provisions of its proposed New Articles, only one provision of the PCPs would apply to the Company following the completion of its transition under the new Business Corporations Act.  Under that provision, as formerly stipulated under the old Company Act, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions.  The new Business Corporations Act does not contain a similar provision.  While the exceptions to this proportionate purchase requirement will, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this requirement may be overly restrictive in future transactions, where the ability to purchase some, but not all, of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

The PCPs also maintain the requirement under the old Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed.  Under the new Business Corporations Act, with shareholder approval, the Company may reduce the level of approval for special resolutions to two-thirds of the votes cast at a general meeting.  Management considers the three-quarters approval threshold to be most appropriate for fundamental changes requiring approval by special resolution.   Accordingly, the proposed New Articles contain provisions that will maintain this level of approval for special resolutions.

In order to take full advantage of the flexibility offered by the new Business Corporations Act, management believes that it would be in the best interests of the Company to remove the application of the PCPs.

In order to remove the application of the PCPs, shareholders of the Company will be asked to pass a special resolution in the following terms:

“WHEREAS the Notice of Articles of the Company contains a statement that the Pre-existing Company Provisions (being those provisions set out in Table 3 of the Business Corporations Regulation under the Business Corporations Act) apply to the Company;

AND WHEREAS it is expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions;

RESOLVED, AS A SPECIAL RESOLUTION, THAT the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

Alteration to Authorized Share Structure

Management is satisfied with maintaining both the Company’s existing one class of securities and its present number of common shares issued and issuable under options.  However, under the old Company Act, the Company was required to adopt a specific number limit for its authorized (as opposed to actual issued) share capital. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allows a company to authorize an unlimited number of shares as its authorized capital. Under the new Business Corporations Act, the Company may, if authorized by shareholders, now alter its authorized share structure to an unlimited number of shares. The Company previously had authorized the issuance of up to 250,000,000 shares without par value, consisting of 200,000,000 common shares and 50,000,000 Class I Preference Shares. Management believes that removing the specific number limits for the Company’s authorized share capital will be of benefit to the Company and its shareholders for the purposes of any future acquisition transactions that may require the issuance of additional common shares, and to ensure that there is always a sufficient number of common shares available for the operation of the shareholder rights plan previously adopted by shareholders. As such, management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized common shares. Shareholders of the Company will be asked to pass a special resolution in the following terms:

“RESOLVED AS A SPECIAL RESOLUTION that:

(1)

the maximum number of shares which the Company is authorized to issue, including the maximum number of common shares and maximum number of Class I Preference Shares, be eliminated; and

(2)

the Notice of Articles of the Company be altered accordingly.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

For full particulars, please refer to the text of the proposed amended Notice of Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Director of Investor Relations who can be reached by telephone at (604) 221-6933, by telecopier at (604) 221-2330 and by email at info@angio.com.

Approval of New Articles

In reviewing the Company’s Existing Articles to determine what changes are necessary as a result of the new Business Corporations Act, management and the Board of Directors have sought to modernize the Company’s governing rules and to provide a more effective governance structure, while maintaining as many of the existing governing provisions as possible. As a result, many of the changes to the Existing Articles contained in the New Articles do not reflect substantive changes to the content of the Articles. Rather, the proposed changes reflect the adoption of terminology or provisions that are mandated by the new Business Corporations Act. A detailed list of proposed changes from the Existing Articles to the New Articles is available from the Company for any shareholder who wishes to review them.  However, set out in the attached Schedule “C” is a discussion of those changes. Shareholders are encouraged to review these changes.

In order to adopt the New Articles, including all of the changes discussed in Schedule “C” to this Circular, shareholders of the Company will be asked to pass a special resolution in the following terms:

“RESOLVED, AS A SPECIAL RESOLUTION, that the Articles of the Company be deleted and cancelled, and that the form of Articles made available to shareholders prior to the meeting and submitted to the meeting for approval, including the special rights and restrictions contained therein, be created and adopted as the Articles of the Company in substitution for the existing Articles.”

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

For full particulars, please refer to the text of the existing Articles and the proposed New Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Director of Investor Relations who can be reached by telephone at (604) 221-6933, by telecopier at (604) 221-2330 and by email at info@angio.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 5th  day of May, 2004.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall
Chief Financial Officer and Corporate Secretary

SCHEDULE “A”

	TSX Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
1.	Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:
a.	Adoption of a strategic planning process.	Yes

The Company has a formal strategic planning meeting and process to review and confirm the long-term and short-term goals and the plans to achieve those goals.  Those goals and plans are under a process of constant review by the Board of Directors and senior management.  In addition to formal quarterly Board of Directors meetings, informal teleconference meetings are held between formal meetings.

b.	Identification of specific risks and implementing risk management systems.	Yes

The Audit Committee and the Board of Directors will regularly review the Company’s principal operational and strategic risks and develop any additional appropriate risk management systems deemed necessary.  The Company’s auditors, in conjunction with the annual audit, review management systems.  The Company has contracts and insurance to limit its operational liabilities.

c.	Succession planning and monitoring senior management.	Yes

The Board has initiated a program with senior management to maintain and approve succession planning.  The Board of Directors has active directors.  It appoints or proposes to the Shareholders that they elect appropriately skilled members to the Board of Directors.  The reporting structure contemplates senior management reporting to the CEO and the CEO reporting to the Board of Directors.  Senior management regularly attend meetings of the Board of Directors.

d.	Communications policy.	Yes

The Board of Directors has ensured that the Company has effective communication with its Shareholders and the public.  The Company provides appropriate disclosure of all material information as required by law.  All material press releases are reviewed by legal counsel.  The Company has had and has specific people responsible for corporate communications and Shareholder relations.

e.	Integrity of internal control and management of information systems.	Yes

The Board of Directors and the Audit Committee regularly review the adequacy of the Company’s internal controls.  Internal controls and management of information are regularly upgraded as is required for the Company’s continuing and growing operations.  The Audit Committee meets with the Company’s auditors on a quarterly basis.

2.	Majority of directors should be “unrelated” (independent of management).	Yes

The majority of the Board of Directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes

William L. Hunter MD is a member of senior management and is the only Board of Directors member who is related to the Company.  David Howard, Kenneth Galbraith, John McDermott and Hartley Richardson are unrelated.  If the nominees for directors are elected at the Meeting, then five of the six directors will be independent.

4. a.	Appoint a committee responsible for appointment/assessment of directors.	Yes

The Governance and Nominating Committee has the mandate to:

(a) annually recommend candidates for the Board of Directors;

(b) review credentials of nominees for election;

(c) recommend candidates for filling vacancies on the Board of Directors; and

(d) ensure qualifications are maintained.

b.	Composed exclusively of outside, non-management directors, the majority of whom are unrelated.	Yes

The Governance and Nominating Committee is comprised of John McDermott, Hartley Richardson and David Howard.  If the nominees for directors are elected at the Meeting, then the Governance and Nominating Committee will be comprised of Edward Brown, Hartley Richardson, David Howard and Glen Nelson.

5.	Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors.	Yes

The Governance and Nominating Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board of Directors, its committees and individual directors, and recommend improvements.  The assessment process is ad-hoc.  Given the small size of the Board of Directors, performance of the directors as members of the Board of Directors and its committees is readily apparent.  However, the Board of Directors did engage during the past year an outside independent governance consultant to review the Board structure, governance and performance.

6.	Provide orientation and education programs for new directors.	Yes

While there is no formal program, the Company’s operations are regularly reviewed at meetings of the Board of Directors.  Furthermore, new Board of Directors members are introduced to senior officers and are informed in detail about the Company’s assets and current strategies.

7.	The Board of Directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness.	Yes

The present number of directors is five, which enables the President and CEO to be a director while at the same time having a majority of the directors independent of the Company.  The Company has proposed six nominees for the position of director in the upcoming year.

8.	Review compensation of directors to reflect risk and responsibility.	Yes	The Compensation Committee has a policy regarding compensation levels for independent directors. Management members of the Board of Directors are not compensated as directors.
9. a.	Committees should generally be composed of non-management directors.	Yes	All committees are composed exclusively of non-management directors.
b.	Majority of committee members should be unrelated.	Yes	All committees are composed exclusively of unrelated directors.
10.	Assign a committee responsible for approach to Corporate Governance.	Yes

The Governance and Nominating Committee is generally mandated to be responsible for developing policies and implementing procedures related to Corporate Governance as approved by the Board of Directors.

11.	Define limits to management’s responsibilities by developing mandates for:
a.	The Board of Directors.	Yes

The Board of Directors principal responsibilities are: to plan and approve corporate strategies and goals; to ensure effective communications systems are in place among the Company, its Shareholders and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations to derive balanced judgments about issues confronting the Company from time to time.

b.	The Chief Executive Officer.	Yes

The CEO’s objectives include the general mandate to maximize Shareholder value and to fulfill strategic plans of the Company.  As a key force in the Company’s business, the CEO has no limits to his mandate but does regularly report to, and when appropriate seek approval from, the Board of Directors.

c.	Board of Directors should approve Chief Executive Officer’s corporate objectives.	Yes	The Board of Directors is active in the regular reviews of the Company’s strategic plan including the approval of corporate objectives.
12.	Establish structures and procedures to ensure the Board of Directors can function independently of management.	Yes

The Board of Directors functions and its Chairperson is chosen independently of management. All the committees of the Board of Directors are, at present, comprised only of directors independent of management and the Board of Directors will establish further independent committees when independent functions are required.  At present the Chairperson’s function is only to call for and chair meetings of the Board of Directors and Shareholders.

13. a.	Establish an Audit Committee with a specifically defined mandate.	Yes

The Audit Committee is mandated to (i) assist the Board of Directors in fulfilling its fiduciary responsibilities relating to accounting and reporting practices and internal controls, (ii) review audited financial statements and management’s discussion and analysis of operations with the auditors, (iii) review the annual report and all interim reports of the auditors, (iv) ensure that no restrictions are placed by management on the scope of the auditor’s review and examination of the Company’s accounts and (v) recommend to the Board of Directors the firm of auditors to be nominated by the Board of Directors for appointment by the Shareholders at the annual general meeting.

b.	All members should be non-management directors.	Yes	As stated above, all members of the Audit Committee are unrelated directors.
14.	Implement a system to enable individual directors to engage outside advisors at corporation expense.	Yes

The Board of Directors has formalized a process to enable individual directors to engage outside advisors, at the Company’s expense, with the authorization of the Governance and Nominating Committee.  As is noted above, the Audit Committee is encouraged to speak directly with the Company’s external auditors on matters pertaining to its mandate.

SCHEDULE “B”

Topic and Time Frame for Adoption	Rule/Requirement	Does the Company Align?	Company’s Approach
Audit Committee – Adoption of Charter (July 31, 2005)

The Company is required to certify that it has adopted a formal written Audit Committee charter under NASD Rule 4350 which must specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.

		Yes	The Company has adopted a formal Audit Committee charter which complies with the rule.
Audit Committee – Approval of Related Party Transactions (January 15, 2004)

The Audit Committee is required to approve all “related party transactions” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.

Yes

The Company has had a long standing policy to ensure that any related party transactions are approved by special committees of independent directors. The Audit Committee is charged with the requirement to approve all related party transactions.

Audit Committee – Financial Expert (July 31, 2005)	The Company is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes

The Company’s Audit Committee financial expert is currently Kenneth Galbraith. If the nominees for directors are elected at the Meeting, then Arthur Willms will be the financial expert. This information is disclosed in the Company’s Form 40F.

Code of Ethics (May 4, 2004)

Under Nasdaq Rule 4350, the Company is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.

Yes/No

The Company has adopted a “Code of Ethics and Conduct”. Every director and officer,  including the principal executive officer and senior financial officers, is required to certify compliance with the Code annually.  Codes of Ethics and Conduct will be adopted for employees and consultants during the current fiscal year.

Other Committees (July 31, 2005)

While the Company is not required under NASD rules to have any other committees other than the Audit Committee, if it does not have a nominating and compensation committee, a majority of its independent directors must carry out equivalent functions. However where the Company has such other committees, these committees must adopt written charters, describing the nomination and compensation approval process and such related matters as may be required under U.S. federal securities laws.

		Yes	The Company has two committees in addition to its Audit Committee: the Compensation Committee and the Governance and Nominating Committee and has adopted charters comprised of independent directors.
Director Independence (July 31, 2005)

The Company is required to have a majority of its directors be independent. Independence is determined under NASD Rule 4200. For a director to be independent, he or she must have no relationship with the Company that would interfere with his or her exercise of independent business judgment. A director is not independent if during any time in the past 3 years, he or she (i) was an employee or a family member of an executive officer of the Company, (ii) received more than US$60,000 for services other than as a director or committee member, (iii) was affiliated with a company that received greater than US$200,000 or 5% of revenues of the Company, or (iv) was affiliated with the Company’s auditor or the Company’s internal audit function. The Company must make the initial determination and disclose the names of the independent directors and then again determine independence of each director at least annually thereafter.

Independent directors must meet in an executive session (without management) regularly during the year.

Yes

The Company complies as four of the Company’s five directors are independent under the NASD Rule, and if elected at the Meeting, five of the six nominees for director are independent under the NASD Rule.

Audit Committee Responsibilities (May 6, 2003 and July 31, 2005)

Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Company’s Audit Committee:

-

be directly responsible for appointing, compensating and overseeing the Company’s auditors;

-

pre-approve all audit and permissible non-audit services provided by the Company’s accountants;

-

establish “whistleblower” procedures for the receipt, retention and treatment of complaints to the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of accounting or auditing concerns; and

-

be authorized to engage, and determine funding for, independent legal counsel and other advisors.

Yes

The Company has adopted a charter setting forth the responsibilities for the Audit Committee that conform with the requirements of the applicable Canadian and US securities and regulatory commissions (including TSX, NASDAQ, SEC and the Sarbanes-Oxley Act).

Notification Requirement (July 31, 2005)	Any executive officer of the Company must promptly notify Nasdaq if they become aware of any material non-compliance with NASDAQ corporate governance requirements	Yes

The Company has advised executive officers of these requirements and as of May 5, 2004, the executive officers were not aware of any material non-compliance with the corporate governance rules applicable to the Company.

SCHEDULE “C”

Set out below is a discussion of the changes proposed under the New Articles. For full particulars, please refer to the text of the proposed New Articles, a copy of which will be submitted to the meeting and is available at any time prior to the meeting from the Director of Investor Relations who can be reached by telephone at (604) 221-6933, by telecopier at (604) 221-2330 and by email at info@angio.com.

These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the new Business Corporations Act. The New Articles also incorporate a number of non-substantive changes, including the use of the new terminology adopted under the Business Corporations Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the new Business Corporations Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the new Business Corporations Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Delivery of Documents to Shareholders

As a result of changes under the new Business Corporations Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Proxies

As a result of changes under the new Business Corporations Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using Internet or telephone voting services.

Directors Authority to Set Auditor’s Remuneration

Under the new Business Corporations Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The old Company Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the old Company Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the new Business Corporations Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the old Company Act. The New Articles propose that a special resolution require a majority of three-quarters of the votes cast on a resolution. Management and the Board of Directors believe that where special matters are being considered by shareholders, the higher three-quarters threshold will ensure that a greater number of shareholders consider and agree with the proposed change, and that smaller shareholders’ opinions are considered.

Resolutions Required

Under the new Business Corporations Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the new Business Corporations Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the new Business Corporations Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Changes such as subdivision, consolidation and name changes were previously required to be approved by shareholders under the old Company Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and results in unnecessary time delays and costs.

As a result, management and the Board of Directors is proposing that the New Articles provide for the following matters to require a directors’ resolution only, and not require a shareholders’ resolution:

-   a subdivision of all or any of the unissued, or fully paid issued, shares;

-   a consolidation of all or any of the unissued, or fully paid issued, shares; and

-   a change of name of the Company.

Other capital and share structure changes will continue to require the same level of shareholder approval as before the adoption of the New Articles. Management believes that it would be in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

The following are changes to the provisions contained in the new Business Corporations Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. These were requirements under the old Company Act. However, under the new Business Corporations Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the Board of Directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the Board of Directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the old Company Act. Under the new Business Corporations Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the new Business Corporations Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the new Business Corporations Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and contain provisions consistent with the new Business Corporations Act.

Directors Meetings

Under the new Business Corporations Act, the provisions relating to directors meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Alternate Directors

Previously, the Existing Articles permitted directors to select and appoint an alternate director to serve on their behalf where a director was unable to attend a meeting. The provisions of the Business Corporations Act have been updated with respect to alternate directors and, as such, the New Articles have also been updated to clarify the procedures respecting the appointment, powers and removal of alternate directors.

Indemnity Provisions

Under the old Company Act, the Company could only indemnify directors where it obtained prior court approval. The Existing Articles provided for the Company to indemnify directors, officers, employees, agents and others, subject to the requirements of the old Company Act. Under the new Business Corporations Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the new Business Corporations Act, the Company will be prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation,

unless the court orders otherwise.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the new Business Corporations Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the Business Corporations Act.

Requirements for Amendments to Class or Series Rights

Under the old Company Act, where any rights or special rights attached to issued shares were to be amended in such a way that was prejudicial to the rights of a particular class or series, the following approvals were required:

(a)

a separate special resolution of the particular class or series being amended;

(b)

a separate special resolution of the holders of each other class or series; and

(c)

a special resolution of all of the shareholders of the Company.

Under the new Business Corporations Act, the resolution under item (b) above is no longer required. As a result, the New Articles has been drafted to only require, in the case of amendments to rights or special rights attaching to a particular class or series, a separate special resolution of the particular class or series being amended and a special resolution of all of the shareholders of the Company.

Quorum Requirements for Class Meetings

Under the old Company Act, the quorum for a class meeting of holders of a particular class of shares of the Company was one person holding or representing by proxy 1/3 of the shares of that class. This requirement is also contained in the Existing Articles. The Business Corporations Act does not contain this quorum requirement. Management believes that it is impractical to require a larger quorum for the transaction of business at a class meeting than at a regular shareholders meeting, and as a result, the class meeting quorum requirement under the New Articles is the same as the quorum requirement for regular shareholder meetings.

Use of Seal

The New Articles have been amended to include the updated Business Corporations Act provisions relating to the use and attestation of the Company’s seal.

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2004, together with Managements’ Discussion & Analysis

________

Please send me the Annual Report for 2004, together with

Managements’ Discussion and Analysis

________

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2004

CUSIP:

034918102

SCRIP COMPANY CODE:

ANPQ

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Registered Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, registered shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Trust Company of Canada at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Quarterly Interim Financial Statements for 2004, together with Managements’ Discussion & Analysis

________

Please send me the Annual Report for 2004, together with

Managements’ Discussion and Analysis

________

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2004

CUSIP:

034918102

SCRIP COMPANY CODE:

ANPQ

Consent to Electronic Delivery of Documents

As a result of recent changes to securities and corporate legislation, Angiotech has implemented an electronic delivery program under which you, as an Angiotech shareholder, may be notified that Angiotech’s financial statements and certain other corporate information is available on Angiotech’s website at www.angio.com.  With your consent, Angiotech will make this information available to you electronically instead of sending you the information by mail.  To enable Angiotech to provide increased convenience to shareholders, reduce costs and benefit the environment, Angiotech encourages its shareholders to take advantage of this electronic delivery program. To take advantage of the electronic delivery program, you must complete the consent form below and return it to Angiotech’s transfer agent, Computershare Trust Company by fax 1-866-249-7775, or mail 9th Floor – 100 University Avenue Toronto ON M5J 2Y1.  Angiotech encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you have any questions about Angiotech’s electronic delivery program, please call Computershare Trust Company at 1-800-564-6253 or send an e-mail to service@computershare.com.

TO:  ANGIOTECH PHARMACEUTICALS, INC.

1.

I consent to receiving all documents to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

- Quarterly Financial Statements (including Management’s Discussion and Analysis)	- Notice of Annual or Special Meetings of Shareholders, Information Circular, Supplemental Return Card and related proxy information
- Annual Report (including Annual Financial Statements and Management’s Discussion and Analysis)	- Other corporate information

2.

I understand and agree that Angiotech will notify me when a document which I am entitled to receive is available at Angiotech’s website www.angio.com once Angiotech has filed the documents with securities regulators.  I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Angiotech may determine.

3.

I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.

I understand and agree that:

-

any e-mail notice or other notification will not contain an actual document

-

any e-mail notice or other notification will contain Angiotech’s web address (or a hyperlink) identifying where a document is located

-

by entering Angiotech’s web address into my web browser, I can access, view, download, and print a document from my computer

-

the system requirements to view and download a document will be specified on Angiotech’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF)

-

 the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge at www.adobe.com.

5.

I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Angiotech at 604-221-6933; sending Angiotech a fax at 604-221-2330; sending Angiotech an e-mail to iharper@angio.com or by sending a request in writing by mail to Angiotech Investor Relations Department, 1618 Station Street, Vancouver, B.C. V6A 1B6, Canada.  I understand that I may also request a paper copy by contacting Computershare Trust Company by phone, fax, e-mail or regular mail at the contact information below.

6.

I understand and agree that:

-

at any time and without giving me advance notice, Angiotech may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me

-

if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me

-

if my e-mail address is found to be invalid, a paper copy of the document will be mailed to me

7.

I understand that Angiotech will keep, on its website, any document sent to me electronically, for at least 6 months from the date of posting.

8.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Computershare Trust Company by telephone: 1-800-564-6253, fax 1-866-249-7775, e-mail: service@computershare.com or mail: Computershare Trust Company, 9th Floor – 100 University Avenue Toronto ON  M5J 2Y1.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Computershare Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9.

I understand that Angiotech protects my privacy in accordance with the requirements under privacy legislation, however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.

10.

I understand that I am not required to consent to electronic delivery.

I am a security holder of Angiotech, I have read and understand the terms of this “Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature:	_______________________________________________________________
Shareholder Name:	_______________________________________________________________
Shareholder Address:	_______________________________________________________________
_______________________________________________________________
Shareholder Email:	_______________________________________________________________

[  ] Mark this box with an X if you have made

changes to your name or address details above

____________________________________________________________________________

Form of Proxy - Annual and Extraordinary General Meeting to be held on June 10, 2004

INSTRUCTIONS FOR COMPLETION OF PROXY

1. If someone other than the Shareholder of the Company signs this proxy form on behalf of the named Shareholder of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Shareholder, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2.    (i)

If a registered Shareholder wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.

       (ii)

If the securities of a Shareholder are held by an intermediary/broker and the Shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Shareholder's name in the blank space provided, do not indicate a voting choice for any resolution, sign and date the proxy form and return the proxy form to the intermediary/broker or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Shareholder's vote will be counted at that time.

3. If a Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the Shareholder can appoint another person, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Shareholder, this proxy form confers discretionary authority upon the Shareholder's appointed proxyholder.

4. If the Shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

6. If a registered Shareholder has returned the proxy form, the Shareholder may still attend the Meeting and vote in person should the Shareholder later decide to do so. To attend and vote at the Meeting, the Shareholder must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To Receive Documents Electronically

• You can enrol to receive future securityholder

communications electronically by completing

the enclosed “Consent to Electronic Delivery of

Documents” form.

To be represented at the Meeting, this proxy form must be received at the office of "Computershare Trust Company of Canada" by mail or by fax no later than 9:00 am (Pacific Time) on Tuesday, June 8, 2004, or may, at the discretion of the Chairman, be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 and its fax number is 416-263-9394

____________________________________________________________________________

This Proxy is solicited by the Management of the Company.

____________________________________________________________________________

Appointment of Proxyholder

The undersigned Shareholder of the Company

(the "Shareholder") hereby appoints, William L. Hunter, M.D.,

the President and Chief Executive Officer and Director of the                 OR      in the place of the

Company, or failing this person, David M. Hall, the Corporate                            foregoing,               _________________________

Secretary of the Company,

as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Annual and Extraordinary General Meeting of the Shareholders of the Company to be held at Centre for Dialogue Room, Simon Fraser University, 580 West Hastings Street, Vancouver, British Columbia on June 10, 2004, at 9:00 a.m., Pacific Time, and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof. The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

1. Fix Number of Directors

For           Against

To fix the number of Directors at six (6)

(     )

   (     )

2. Election of Directors

For           Withhold

01. William L. Hunter, M.D.

(     )

   (     )

02. David T. Howard

(     )

   (     )

03. Hartley T. Richardson

(     )

   (     )

04. Edward M. Brown

(     )

   (     )

05. Arthur H. Willms

(     )

   (     )

06. Glen D. Nelson, M.D.

(     )

   (     )

3. Appointment of Auditors

To appoint Ernst & Young LLP as Auditor of the Company

(     )

   (     )

Resolutions

For full details of each item, please see the enclosed Notice of Meeting and Information Circular

For           Against

4. To authorize the Directors to fix the Auditor's remuneration.

(     )

    (     )

5. To pass a special resolution to remove the application of the

Pre-existing Company Provisions under the new Business

Corporations Act (British Columbia).

(     )

    (     )

6. To pass a special resolution to eliminate the maximum

number of common shares that the Company is authorized to

issue as permitted under the new Business Corporations Act

(British Columbia).

(     )

    (     )

7. To pass a special resolution to approve the deletion and

cancellation of the existing articles of the Company and the adoption of new articles for the Company including the special rights and restrictions contained therein to reflect the new

Business Corporations Act (British Columbia).

(     )

    (     )

8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

(     )

    (     )

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

 Date - Day Month Year

____________________________

________/_________/_________

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

May 11, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Angiotech Pharmaceuticals, Inc.

We confirm that the following material was sent by pre-paid mail on May 11th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A

Notice of Annual General and Extraordinary Meeting / Information Circular

B

Proxy

C

Consent form for Electronic Delivery of Documents – to Registered Holders only

D

Supplemental Mailing List Return Card

E

2003 Annual Report including Letter to Shareholders / Management’s Discussion andAnalysis / Consolidated Financial Statements for the Fifteen months ended December 31, 2003 and for the Years ended September 30, 2002 and 2001

F

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – Canada and ADP – US ) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly,

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone:

604.661.9400 (ext 4504)

Fax:

604.661.9401